Exhibit 99.7

5CS010.001 – SSR Mining Inc. NI 43-101 Technical Report for the Seabee Gold Operation, Saskatchewan, Canada	Page 1

CERTIFICATE OF QUALIFIED PERSON

To Accompany the report entitled: NI 43-101 Technical Report for the Seabee Gold Operation, Saskatchewan, Canada, October 20, 2017, with an effective date of December 31, 2016.

I, Jeffrey Kulas, do hereby certify that:

1)

I am a Manager, Geology, Mining Operations at the Seabee Gold Operation, at SSR Mining Inc., with an office at Suite 800, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada;

2)

I am a graduate of the University of Waterloo in 1994, I obtained a Bachelor of Science degree in Earth Sciences. I have practiced my profession continuously since 1995. I have spent my entire career evaluating and developing narrow vein, underground gold deposits in Saskatchewan, Manitoba and the Northwest Territories;

3)	I am a Professional Geologist, registered with the Association of Professional Engineers & Geoscientists of Saskatchewan (APEGS#12374);

4)	I have been employed at the Seabee Gold Operation since October, 2000 and personally inspected the subject project regularly as part of a rotating shift schedule;

5)

I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I am employed by the issuer, SSR Mining, and therefore am not independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7)	I am the co-author of this report and responsible for sections 14.1 to 14.6 and accept professional responsibility for those sections this technical report;

8)	I have had prior involvement in the property by working at the Seabee Gold Operation since October, 2000.

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith; and

10)

As of the effective date of the technical report, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

[“Original signed and sealed”]
Laonil Lake, Saskatchewan October 20, 2017	Jeffrey Kulas, PGeo (APEGS#12374) Manager Geology, Mining at Seabee Gold Operation

JK	October 20, 2017